Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three months ended March 31, 2020

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for condensed consolidated interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2019, except for changes indicated in Note 3 (i). Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements, together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility to ensure the financial reporting is in accordance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada
May 6, 2020

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		March 31,	December 31,
	Notes	2020	2019

Current assets
Cash		$31,945	$34,751
Amounts receivable	5	3,235	1,688
Prepaid expenses and other		714	1,179
Derivative assets	12	—	587
Inventories	6	143,193	111,772
		179,087	149,977

Reclamation deposit		250	250
Derivative assets	12	445	200
Property, plant and equipment	7	662,550	672,268

Total assets		$842,332	$822,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$67,398	$47,319
Derivative liabilities	12	5,269	—
Decommissioning and restoration liability		2,445	2,445
Lease liabilities		646	811
		75,758	50,575

Secured notes payable	8	412,247	378,869
Lease liabilities		990	1,034
Decommissioning and restoration liability		56,425	56,071
Deferred income tax liabilities		1,444	—

Shareholders' equity:
Share capital	10	631,224	631,224
Share-based payments reserve	10	6,402	6,111
Deficit		(343,492)	(302,523)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		295,468	336,146

Total liabilities and shareholders' equity		$842,332	$822,695

Going concern	1
Commitments and contingencies	14 & 15
Subequent event	8

On behalf of the Board:

“David Whittle”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Expressed in thousands of Canadian dollars

(Unaudited)

			Three months ended	Three months ended
	Notes		March 31, 2020	March 31, 2019

Sales			$65,430	$60,696
Cost of sales:
Production costs			30,614	28,786
Cost of acquired diamonds			6,486	5,951
Depreciation and depletion			14,703	15,799

Earnings from mine operations			13,627	10,160
Exploration and evaluation expenses			2,488	3,622
Selling, general and administrative expenses	11		3,637	2,899

Operating income			7,502	3,639
Net finance expenses	9		(10,287)	(9,788)
Derivative (losses) gains	12		(5,928)	401
Foreign exchange (losses) gains			(30,812)	8,647
(Loss) income before taxes			(39,525)	2,899
Current income taxes			—	(136)
Deferred income taxes			(1,444)	(266)
Total income taxes			(1,444)	(402)
Net (loss) income for the period			$(40,969)	$2,497
Total comprehensive (loss) income for the period			$(40,969)	$2,497

Basic and diluted loss per share	10	(iv)	$(0.19)	$0.01

Basic weighted average number of shares outstanding			210,392,473	210,108,624
Diluted weighted average number of shares outstanding			210,392,473	210,470,955

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes		Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2019			210,102,476	$629,796	$6,750	$(173,765)	$1,334	$464,115
Net income for the period			—	—	—	2,497	—	2,497
Share-based payment	10	(iii)	—	—	219	—	—	219
Issuance of common shares – restricted share unit			6,666	44	(44)	—	—	—
Balance, March 31, 2019			210,109,142	$629,840	$6,925	$(171,268)	$1,334	$466,831

Balance, January 1, 2020			210,392,473	$631,224	$6,111	$(302,523)	$1,334	$336,146
Net loss for the period			—	—	—	(40,969)	—	(40,969)
Share-based payment	10	(iii)	—	—	291	—	—	291
Balance, March 31, 2020			210,392,473	$631,224	$6,402	$(343,492)	$1,334	$295,468

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Cash provided by (used in):
Operating activities:
Net (loss) income for the period	$(40,969)	$2,497

Adjustments:
Net finance expenses	10,259	9,743
Depreciation and depletion	14,758	15,854
Share-based payment expense	291	219
Derivative losses (gains)	5,928	(401)
Foreign exchange losses (gains)	30,812	(8,647)
Current income taxes	—	136
Deferred income taxes	1,444	266
	22,523	19,667
Changes in non-cash operating working capital:
Amounts receivable	(1,548)	(2,029)
Prepaid expenses and other	465	768
Inventories	(31,478)	(34,821)
Accounts payable and accrued liabilities	11,214	7,535
	1,176	(8,880)
Investing activities:
Interest income	92	110
Purchase of property, plant and equipment	(5,258)	(10,430)
	(5,166)	(10,320)
Financing activities:
Payment of lease liabilities	(206)	(201)
Financing costs	(143)	(32)
	(349)	(233)

Effect of foreign exchange rate changes on cash	1,533	31
Decrease in cash	(2,806)	(19,402)
Cash, beginning of period	34,751	30,708
Cash, end of period	$31,945	$11,306

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. As of December 31, 2019, the Company was also listed on the NASDAQ under the same symbol. During the three months ended March 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

Amid the COVID-19 pandemic, the Company may face liquidity challenges primarily resulting from the deferral of the periodic normal sales carried out in Antwerp, Belgium. While the Company continues to carry out direct sales on a limited basis, the risk of decreased sales volumes, particularly in the months of June and July 2020, along with the negative impact on realized diamond prices will significantly reduce 2020 expected revenues as compared to the 2020 revenues the Company expected prior to the onset of the COVID-19 pandemic. As of the date of approval of the financial statements, the Company has drawn US$25 million from its US$50 million revolving credit facility agreement (“RCF”). The Company is subject to certain financial covenants on its outstanding senior secured notes and RCF which each include cross-covenant default terms. The uncertainty that the COVID-19 pandemic has caused over potential diamond sales in the near-term, particularly in June and July 2020, along with these financial covenants discussed, may result in an event of default under the terms of these debt instruments.

Management expects the Company will seek additional waivers or amendments from the lenders as to the financial covenants included. There are no assurances the lenders will provide further waivers or future amendments the Company may seek. If the Company is unable to comply with the financial covenants, and is not successful in obtaining suitable waivers or amendments, it would result in an event of default, and the outstanding balances could become payable on demand. Further, management may seek alternative sources of financing, however, such alternative sources of financing may not be available or at terms acceptable to the Company. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 7) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties.

Authorization of Financial Statements

These condensed consolidated interim financial statements were approved by the Board of Directors on May 6, 2020.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2019 except for changes indicated in Note 3 (i).

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared under the historical cost convention, as modified by the revaluation of equity securities and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	Significant accounting policies

(i)	New accounting policies adopted in the current period

Conceptual Framework

On March 29, 2018 the IASB issued amendments to references to conceptual frameworks in IFRS Standards. These amendments are effective January 1, 2020. Upon adoption of the modified conceptual frameworks, there was no material impact to these condensed consolidated interim financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2019, except for the following summarized below:

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

(i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)       Impairment analysis – property, plant and equipment and evaluation and exploration assets

As required under IAS 36 and IFRS 6, the Company reviews its property, plant and equipment and its evaluation and exploration assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment was that as at March 31, 2020 no indicator of an impairment in the carrying value of its property, plant and equipment and evaluation and exploration assets had occurred. The Company assessed for impairment as at December 31, 2019, and recorded an impairment to property, plant and equipment of $115.8 million.

5.	AMOUNTS RECEIVABLE

	March 31,	December 31,
	2020	2019
GST/HST receivable	$2,584	$936
Other receivable	651	752
Total	$3,235	$1,688

6.	INVENTORIES

	March 31,	December 31,
	2020	2019
Ore stockpile	$12,307	$8,592
Rough diamonds	71,565	70,190
Supplies inventory	59,321	32,990
Total	$143,193	$111,772

Depreciation and depletion included in inventories at March 31, 2020 is $24,314 (December 31, 2019 - $23,894).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in production costs, which are included in inventories, for the three months ended March 31, 2020 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $10,029 (three months ended March 31, 2019 - $9,649).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at March 31, 2020 and December 31, 2019 are as follows:

	Property, plant and equipment GK	Assets under construction GK	Property, plant and equipment KNP	Exploration and evaluation assets KNP	Assets under construction KNP	Total
Cost
At January 1, 2019	$820,106	$4,894	$90	$166,947	$1,564	$993,601
Decommissioning and restoration adjustment	(1,604)	—	—	1,919	—	315
January 1, 2019 IFRS 16 lease additions	2,670	—	—	—	—	2,670
Additions/transfers*	35,162	(4,164)	—	—	—	30,998
Impairment loss	(115,753)	—	—	—	—	(115,753)
At December 31, 2019	740,581	730	90	168,866	1,564	911,831
Additions/transfers*	2,863	2,720	—	—	—	5,583
At March 31, 2020	$743,444	$3,450	$90	$168,866	$1,564	$917,414

Accumulated depreciation
At January 1, 2019	$(152,350)	$—	$(10)	$—	$—	$(152,360)
Depreciation and depletion	(87,190)	—	(13)	—	—	(87,203)
At December 31, 2019	(239,540)	—	(23)	—	—	(239,563)
Depreciation and depletion**	(15,298)	—	(3)	—	—	(15,301)
At March 31, 2020	$(254,838)	$—	$(26)	$—	$—	$(254,864)

Carrying amounts
At December 31, 2019	$501,041	$730	$67	$168,866	$1,564	$672,268
At March 31, 2020	$488,606	$3,450	$64	$168,866	$1,564	$662,550

*Included in additions of property, plant and equipment for GK is $1,934 (December 31, 2019 - $23,896) related to deferred stripping of which $122 relates to the depreciation of earthmoving equipment (December 31, 2019 - $1,778).

**Included in depreciation and depletion is $273 of depreciation on the right-of-use assets capitalized under IFRS 16 (December 31, 2019 - $1,093)

8.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 97.992% of par, resulting in total proceeds of US$323.4 million. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, commencing on June 15, 2018, at a rate of 8.00% per annum, and mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As at March 31, 2020, the Company has an obligation for US$299.9 million or $421.8 million Canadian dollar equivalent from the secured notes payable (December 31, 2019 -US$299.9 million or $389.3 million).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	March 31,	December 31,
	2020	2019
Total outstanding secured notes payable	$421,776	$389,262
Less: unamortized deferred transaction costs and issuance discount	9,529	10,393
Total secured notes payable	$412,247	$378,869

During the year ended December 31, 2019, US$10 million or approximately $13.2 million Canadian dollar equivalent of secured notes payable was purchased by the Company from investors.

The secured notes payable is carried at amortized cost on the condensed consolidated interim balance sheet.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility (the “RCF”) with the Bank of Nova Scotia and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years and the Company is subject to a quarterly commitment fee of between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at March 31, 2020, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis, of which the first three are required to be met, in order for the RCF to remain available:

  Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including March 31, 2020; 5:1 from April 1, 2020 up to and including June 30, 2020; and 4.25 thereafter until the maturity date. EBITDA in the RCF is defined as net earnings, plus, but only to the extent deducted in calculating net earnings (i) interest, (ii) income taxes, (iii) depreciation, non-cash expenses and losses, and (iv) amortization, excluding however any unusual items.
  A ratio of EBITDA to interest expense no less than 2.25:1
  A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
  The Company shall not make any distributions other than regularly scheduled payments of interest and principal related to the secured notes payable.

The Company is in compliance with all financial covenants in order for US$25 million to remain available as at March 31, 2020.

The Company is limited to draw the RCF to a maximum of US$25 million until June 30, 2020. If the total leverage ratio is below 4.25:1 from July 1, 2020 onward, the full US$50 million facility would remain available.

Subsequent to the three months ended March 31, 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

9.	net finance expenses

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Interest income	$92	$110
Accretion expense on decommissioning and restoration liability	(355)	(299)
Interest expense	(8,873)	(8,447)
Amortization of deferred financing costs	(864)	(829)
Other finance costs*	(287)	(323)
	$(10,287)	$(9,788)

*Included in other finance costs for the three months ended March 31, 2020 is $28 (three months ended March 31, 2019 - $45) related to interest on lease liabilities.

10.	SHAREHOLDERS’ EQUITY
i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at March 31, 2020 is 210,392,473.

No dividends were declared and paid in the three months ended March 31, 2020 and the year ended December 31, 2019.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 13, 2019, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

As at March 31, 2020, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,039,247 shares, and there were 16,455,912 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	3,518,335	$3.26	3,130,000	$4.17
Granted during the period	—	—	1,090,000	1.30
Expired/forfeited during the period	—	—	(701,665)	4.24
Balance at end of the period	3,518,335	$3.26	3,518,335	$3.26
Options exercisable at the end of the period	1,972,223	$4.32	1,972,223	$4.32

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the December 31, 2019 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 1,090,000 stock options issued on December 27, 2019 vest 1/3 on December 27, 2020, 1/3 on December 27, 2021 and 1/3 on December 27, 2022. The 200,000 stock options issued on June 30, 2018 vest 1/3 on July 1, 2019, 1/3 on July 1, 2020 and 1/3 on July 1, 2021. The 40,000 stock options issued on June 30, 2018 vest 1/2 on July 1, 2019 and 1/2 on July 1, 2020.

December 31,
2019
Exercise price	$1.30
Expected volatility	43.33%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	1.64%

The following tables reflect the number of stock options outstanding, the weighted average of stock options outstanding, and the exercise price of stock options outstanding at March 31, 2020. The Black-Scholes values are measured at the grant date.

At March 31, 2020
Expiry Date	Black-Scholes Value	Number of Options	Number of Exercisable Options	Exercise Price
April 13, 2020	925	585,000	585,000	4.66
October 14, 2020	133	100,000	100,000	4.21
December 10, 2020	332	295,000	295,000	3.57
June 30, 2021	120	100,000	100,000	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	100,000	5.86
December 21, 2022	967	908,335	605,556	3.48
June 30, 2023	203	200,000	66,667	3.30
June 30, 2023	41	40,000	20,000	3.30
December 27, 2024	436	1,090,000	—	1.30
	$3,542	3,518,335	1,972,223	$3.26

The weighted average remaining contractual life of the options outstanding at March 31, 2020 is 2.62 years (December 31 2019 - 2.86 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:

	March 31, 2020		December 31, 2019
RSU	Number of units	Weighted average value	Number of units	Weighted average value
Balance at beginning of period	1,065,000	$1.31	368,997	$5.01
Awards and payouts during the period (net):
RSUs awarded	—	—	990,000	1.13
RSUs settled and common shares issued	—	—	(289,997)	5.35
RSUs forfeited	—	—	(4,000)	6.49
Balance at end of the period*	1,065,000	$1.31	1,065,000	$1.31

*As at March 31, 2020, 16,667 RSUs (2019, 16,667 RSUs) at a weighted average value of $3.90 have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at March 31, 2020 there are no DSUs outstanding.

The share-based payments recognized as an expense for the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Expense recognized in the period
for share-based payments	$291	$219

The share-based payment expense for the three months ended March 31, 2020 and 2019 is included in selling, general and administrative expenses.

iv.	(Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Numerator
Net (loss) income for the period	$(40,969)	$2,497

Denominator
For basic - weighted average number of shares outstanding	210,392,473	210,108,624
Effect of dilutive securities	—	362,331
For diluted - adjusted weighted average number of shares outstanding	210,392,473	210,470,955

(Loss) Earnings Per Share
Basic	$(0.19)	$0.01
Diluted	$(0.19)	$0.01

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

For the three months ended March 31, 2020, 3,518,335 stock options and 1,065,000 RSUs were not included in the calculation of diluted loss per share since to include them would be anti-dilutive (March 31, 2019 - 2,980,000 stock options).

11.	Selling, general and administrative expenses

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Selling and marketing	$1,528	$1,292
General and administrative:
Consulting fees and payroll	516	649
Share-based payment expense	291	219
Depreciation	55	55
Office and administration	157	94
Professional fees	578	220
Promotion and investor relations	154	42
Director fees	100	65
Transfer agent and regulatory fees	157	160
Travel	101	103
	$3,637	$2,899

12.	Derivative assets and liabilities

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

During the first quarter of 2020, the Company entered into foreign currency forward swap contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the foreign currency forward swap contracts are recognized in net income or loss as gains or losses on derivatives.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Foreign Currency Forward Contracts

The table below provides a summary of currency contracts outstanding as at March 31, 2020.

Execution Date of Contracts	Settlement Dates of Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
January 7, 2020	April 6, 2020	$6,481	$1.2962	$5,000
January 23, 2020	May 4, 2020 to June 1, 2020	$5,260	$1.3150	$4,000
January 29, 2020	May 4, 2020 to August 4, 2020	$13,200	$1.3200	$10,000
February 7, 2020	July 2, 2020 to October 5, 2020	$13,300	$1.3300	$10,000
February 28, 2020	November 2, 2020 to December 1, 2020	$8,070	$1.3450	$6,000
March 9, 2020	September 1, 2020 to December 1, 2020	$13,605	$1.3605	$10,000
March 10, 2020	January 5, 2021 to February 2, 2021	$13,710	$1.3710	$10,000
March 12, 2020	March 2, 2021 to April 5, 2021	$13,820	$1.3820	$10,000
March 18, 2020	May 3, 2021 to June 1, 2021	$14,430	$1.4430	$10,000
March 30, 2020	July 6, 2021	$7,050	$1.4100	$5,000
Total		$108,926	$1.3616	$80,000

The following table presents the various derivatives as at March 31, 2020 and December 31, 2019:

	March 31,	December 31
	2020	2019
Prepayment option embedded derivatives	$8	$200
Foreign currency contract derivative liabilities	(4,832)	587
	(4,824)	787

Current portion of foreign currency contracts (liabilities) assets	(5,269)	587
Current portion of derivative (liabilities) assets	(5,269)	587
Non-current derivative assets (liabilities)	$445	$200

The following table presents amounts recognized in the Consolidated Statement of Comprehensive (Loss) Income for the three months ended March 31, 2020 and 2019:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
(Loss) gain on derivative contracts - currency contracts	$(5,719)	$765
Loss on prepayment option embedded derivative	(209)	(364)
Total	$(5,928)	$401

13.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount				Fair value
March 31, 2020	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$445	$—	$445	$—	$445	$—	$445
	$—	$445	$—	$445
Financial assets not measured at fair value
Cash	$31,945	$—	$—	$31,945	31,945	—	—	31,945
Amounts receivable	3,235	—	—	3,235	3,235	—	—	3,235
	$35,180	$—	$—	$35,180
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$67,398	$67,398	67,398	—	—	67,398
Derivative liabilities	—	5,269	—	5,269	—	5,269	—	5,269
Secured notes payable	—	—	412,247	412,247	316,813	—	—	316,813
	$—	$5,269	$479,645	$484,914

	Carrying amount				Fair value
December 31, 2019	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$787	$—	$787	$—	$787	$—	$787
	$—	$787	$—	$787
Financial assets not measured at fair value
Cash	$34,751	$—	$—	$34,751	34,751	—	—	34,751
Amounts receivable	1,688	—	—	1,688	1,688	—	—	1,688
	$36,439	$—	$—	$36,439
Financial liabilities measured at fair value
Derivative liabilities	$—	$—	$—	$—	—	—	—	—
	$—	$—	$—	$—
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$47,319	$47,319	47,319	—	—	47,319
Secured notes payable	—	—	378,869	378,869	378,083		—	378,083
	$—	$—	$426,188	$426,188

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 8).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

14.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$3,536	$—	$—	$—	$3,536
Gahcho Kué Diamond Mine decommissioning fund	15,000	20,000	20,000	—	55,000
Revolving credit facility stand by charges	616	—	—	—	616
Notes payable - Principal	—	421,776	—	—	421,776
Notes payable - Interest	34,304	68,421	—	—	102,725
Forward Exchange Contracts:
(Inflows)	(80,536)	(28,390)	—	—	(108,926)
Outflows	84,372	28,124	—	—	112,496
	$57,292	$509,931	$20,000	$—	$587,223

15.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

Between 2014 and 2018, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2020, the Company’s share of the letters of credit issued were $23.3 million (2019 - $23.3 million).

During the period ended March 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, on the same day, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

The balances as at March 31, 2020 and December 31, 2019 were as follows:

	March 31,	December 31,
	2020	2019
Payable De Beers Canada Inc. as the operator of the GK Mine*	$11,436	$12,316
Payable to De Beers Canada Inc. for interest on letters of credit	477	353
Payable to De Beers Canada Inc. for exploration and evaluation	1,179	—
Payable to International Investment and Underwriting	23	—
Payable to key management personnel	175	567

*included in accounts payable and accrued liabilities

The transactions for the three months ended March 31, 2020 and 2019 were as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
The total of the transactions:
International Investment and Underwriting	$23	$13
Remuneration to key management personnel	524	677
Diamonds sold to De Beers Canada Inc.	5,551	2,875
Diamonds purchased from De Beers Canada Inc.	2,737	5,158
Finance costs incurred from De Beers Canada Inc.	124	172
Management fee charged by the Operator of the GK Mine	1,092	1,038

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2020 and 2019 were as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Consulting fees, payroll, director fees, bonus and other short-term benefits	$377	$518
Share-based payments	170	172
	$547	$690

In accordance with International Accounting Standard 24, Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

16.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

As at and for the three months ended March 31, 2020

	GK Mine	KNP	Total

Sales	$65,430	$—	$65,430
Cost of sales:
Production costs	30,614	—	30,614
Cost of acquired diamonds	6,486	—	6,486
Depreciation and depletion	14,703	—	14,703

Earnings from mine operations	13,627	—	13,627
Exploration and evaluation expenses	737	1,751	2,488
Selling, general and administrative expenses	3,630	7	3,637

Operating income (loss)	9,260	(1,758)	7,502
Net finance expenses	(10,268)	(19)	(10,287)
Derivative losses	(5,928)	—	(5,928)
Foreign exchange losses	(30,812)	—	(30,812)

Net loss before taxes	$(37,748)	$(1,777)	$(39,525)

Total assets	$671,416	$170,916	$842,332
Total liabilities	$542,989	$3,875	$546,864

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended March 31, 2019

	GK Mine	KNP	Total

Sales	$60,696	$—	$60,696
Cost of sales:
Production costs	28,786	—	28,786
Cost of acquired diamonds	5,951	—	5,951
Depreciation and depletion	15,799	—	15,799

Earnings from mine operations	10,160	—	10,160
Exploration and evaluation expenses	1,159	2,463	3,622
Selling, general and administrative expenses	2,893	6	2,899

Operating income (loss)	6,108	(2,469)	3,639
Net finance expenses	(9,787)	(1)	(9,788)
Derivative gains	401	—	401
Foreign exchange gains (losses)	8,648	(1)	8,647

Net income (loss) before taxes	$5,370	$(2,471)	$2,899

Total assets	$824,385	$169,005	$993,390
Total liabilities	$524,344	$2,215	$526,559

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